Exhibit 4

REVOLVING LINE OF CREDIT LOAN AGREEMENT

This REVOLVING LINE OF CREDIT LOAN AGREEMENT (“Agreement”) is entered into as of September 1, 2005 (the “Effective Date”) by and between AMERICAN AGCREDIT, FLCA, successor in interest to Pacific Coast Farm Credit Services, ACA (“Lender”), and MAUI LAND & PINEAPPLE COMPANY, INC., a Hawaii corporation (“Borrower”).

Recitals

A.            Borrower and Lender are parties to that certain Term Loan Agreement dated as of June 1, 1999 (as amended from time to time, the “Term Loan Agreement”), pursuant to which Lender converted a previously advanced bridge loan to a term loan with multiple tranches in the aggregate principal amount of Fifteen Million Dollars ($15,000,000) (the “Term Loan”).

B.            Borrower has requested, and Lender has agreed, to amend and restate the Term Loan Agreement in its entirety to convert the Term Loan into a revolving loan (“Loan”), on the terms and conditions set forth below.

Agreement

NOW, THEREFORE, in consideration of the premises and covenants set forth below, the parties hereby agree that the Term Loan Agreement is hereby amended and restated in its entirety as follows effective from and after the Effective Date:

1.             Definitions and Rules of Construction.

(a)           Definitions. The following terms used in this Agreement shall have the following meanings:

“Advance” shall have the meaning set forth in Section 3.

“Affiliate” shall mean, with respect to any Person, (i) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, ten percent (10%) or more of the Stock having ordinary voting power in the election of directors of such Person, (ii) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person, or (iii) each of such Person’s officers, directors, joint venturers and partners. For the purpose of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Revolving Line of Credit Loan Agreement, together with Exhibits and Schedules attached hereto, and as hereafter amended, restated, modified, or supplemented.

“Applicable Spread” shall mean, (i) with respect to that portion of the Loan bearing interest at the Base Rate, zero (0) basis points, and (ii) with respect to any Fixed Rate Tranche, one hundred sixty-five (165) basis points; provided that the Applicable Spread may be adjusted pursuant to Section 4(d)(3).

“Base Rate” means the Prime Rate plus the Applicable Spread.

“Business Day” shall mean any day that is not a Saturday, a Sunday, or a day on which banks are required or permitted to be closed in the State of California.

“Capital Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability and including that portion of Capital Leases that is capitalized on the balance sheet of Borrower including in connection with a sale-leaseback transaction) by Borrower and its Subsidiaries for the acquisition or leasing of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) which are required to be capitalized under GAAP on a consolidated balance sheet of Borrower and its Subsidiaries. Capital Expenditures shall not include (i) the actual value received for existing equipment either traded-in at time of purchase of new equipment or sold in the ordinary course of business (but only to the extent such equipment is replaced), and (ii) expenditures made from insurance proceeds.

“Capital Lease” shall mean any lease of any property (whether real, personal or mixed) by Borrower or a Subsidiary as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of Borrower or such Subsidiary or otherwise be disclosed as such in a note to such balance sheet.

“Cash Equivalents” shall mean any of the following: (i) certificates of deposit or other depository accounts with commercial banks organized under the laws of the United States or a state thereof, to the extent such certificates or accounts are fully insured by the Federal Deposit Insurance Corporation; (ii) treasury bills, and other marketable obligations issued or fully guaranteed by, or backed by the full faith and credit of, the United States and maturing not more than one (1) year from the date of issuance; or (iii) open market commercial paper rated at least “A 1” or “P 1 “ or higher by a national credit rating agency and maturing not more than two hundred seventy (270) days from the date of issuance.

“Closing Date” shall mean the date on which all of the conditions precedent described in Section 2 shall have been satisfied or waived by Lender, and the Loan has been funded or applied by Lender to refinance the Term Loan.

“Collateral” shall mean all of the real property and interests in property described in Section 9, and all other property and interests in property that now or hereafter secure the payment of any of the Obligations.

“Consolidated EBIT” shall mean, for any period, for Borrower and its Subsidiaries on a consolidated basis, the sum (without duplication) of: (a) Consolidated Net Income; plus (b) the sum of (i) Federal, state, local, and foreign income taxes, and (ii) interest expense (including the interest portion of any capitalized lease obligations).

“Consolidated Funded Debt” shall mean, as at any date of determination, for Borrower and its Subsidiaries on a consolidated basis, all indebtedness for borrowed money evidenced by notes, bonds, debentures, or similar evidences of indebtedness, and which by its term matures more than one year from, or is directly or indirectly renewable or extendible at such Person’s option under a revolving credit or similar agreement obligating the lender or lenders thereunder to extend credit over a period of more than one year from the date of creation thereof, and specifically including (i) capital lease obligations, (ii) current maturities of long-term debt, (iii) revolving credit and short-term debt extendible beyond one year at the option of the debtor, and (iv) the Obligations.

“Consolidated Indebtedness” shall mean, as at any date of determination, for Borrower and its Subsidiaries on a consolidated basis, the sum (without duplication) of (i) all obligations for borrowed money or for the deferred purchase price of property or services (including the present value of capitalized lease obligations) which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as of the date at which such indebtedness is to be determined; (ii) guarantees; and (iii) letters of credit (other than letters of credit to support trade payables) and endorsements (other than of notes, bills, and checks presented to banks for collection or deposit in the ordinary course of business), in each case to support obligations for borrowed money of others.

“Consolidated Net Income” shall mean, for any period, on a consolidated basis, the net income, if any, of Borrower and its Subsidiaries, determined in accordance with GAAP.

“Consolidated Net Loss” shall mean, for any period, on a consolidated basis, the net loss, if any, of Borrower and its Subsidiaries, determined in accordance with GAAP.

“Consolidated Net Worth” shall mean, as at any date of determination, on a consolidated basis, the gross book value of the assets of Borrower, minus the sum of (i) all reserves applicable thereto, and (ii) all liabilities of Borrower (including subordinated liabilities).

“Consolidated Total Capitalization” shall mean, as at any date of determination, the sum of (i) Consolidated Funded Debt, plus (ii) Consolidated Net Worth.

“Default” shall mean the occurrence of any event or circumstance which, with the passage of time or the giving of notice or both, would become an Event of Default.

“Default Rate” shall mean a rate of interest that is three percent (3.00%) higher than the rate otherwise applicable.

“Discounted Value” shall mean, with respect to any Prepayment, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Prepayment from their respective scheduled due dates to the payment date with respect to such Prepayment, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest is payable for such Prepayment) equal to the Reinvestment Yield with respect to such Prepayment.

“Environmental Laws” shall mean all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, standards and regulations, now or hereafter in effect, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include: the Comprehensive Environmental Response,

Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5 101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.); the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.); and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any transfer of ownership notification or approval statutes.

“Environmental Liabilities” shall mean, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, environmental permits, or in connection with any release or threatened release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Event of Default” shall have the meaning assigned thereto in Section 13.

“Fiscal Quarter” shall mean any of the quarterly accounting periods of Borrower.

“Fiscal Year” shall mean the 12-month period of Borrower ending December 31 of each year. Subsequent changes of the fiscal year of Borrower shall not change the term “Fiscal Year,” unless Lender shall consent in writing to such change.

“Fixed Rate” means, with respect to any portion of the Loan that Borrower elects at any time pursuant to Section 3(d) to convert to a fixed rate of interest based on the LIBOR Rate, the applicable LIBOR Rate as of the date of such election plus a margin equal to the Applicable Spread.

“Fixed Rate Tranche” shall mean any one of the four interest rate components (each such interest rate component being referred to individually as a “Fixed Rate Tranche,” and all such interest rate components being referred to collectively as the “Fixed Rate Tranches”) of the Loan established pursuant to Section 3, consisting of the Thirty Day Fixed Rate Tranche, the Three Month Fixed Rate Tranche, the Six Month Fixed Rate Tranche and the One Year Fixed Rate Tranche.

“GAAP” shall mean generally accepted accounting principles.

“Guarantor” shall mean any Person that has guaranteed to Lender all or any portion of the Loan.

“Guaranty Agreement” shall mean any Continuing Guaranty or other agreement by which a Guarantor has guaranteed all or any portion of the Loan.

“Hazardous Material” shall mean any substance, material or waste that is regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance that is (a) defined as a “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “pollutant,” “contaminant,” “hazardous constituent,” “special waste,” “toxic substance” or other similar term or phrase under any Environmental Laws, (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCBs), or any radioactive substance.

“Indemnified Person” shall mean all Persons indemnified by Borrower pursuant to Section 15.

“Interest Coverage Ratio” shall mean, as at any date of determination, the ratio of Consolidated EBIT for any period to interest expense for such period.

“Interest Determination Date” means the date, as designated by Borrower, on which a portion of the Loan shall begin to bear interest at a Fixed Rate.

“Interest Period” means, with respect to any portion of the Loan that Borrower elects to have bear interest at a Fixed Rate, a period beginning on the Interest Determination Date and ending, at Borrower’s election, either one (1) month, three (3) months, six (6) months, or twelve (12) months thereafter.

“Investments” shall mean all expenditures by Borrower and its Subsidiaries, other than Capital Expenditures, made for the purpose of acquiring, increasing, or supplementing equity interests of any nature in partnerships, joint ventures, corporations, trusts, associations, or other business entities, or in real or personal property of any kind and as reflected as investments in Borrower’s financial statements.

“LIBOR Rate” means, for any Interest Determination Date, the rate offered from time to time for U.S. Dollar deposits for the Interest Period selected, as quoted by Telerate News Service as of 11:00 A.M. London setting time (or, at Lender’s option, a comparable reference on the Reuters Screen LIBOR Page or such other quotation service as may be chosen by Lender) on the first Eurodollar business day of the Interest Period; provided, that if two or more of such offered rates appear on Telerate (or on the Reuters Screen LIBOR Page or alternative service, as the case may be), the “LIBOR Rate” shall be highest of the two rates quoted.

“Lien” shall mean any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing).

“Make-Whole Amount” shall mean, with respect to any Prepayment of any Fixed Rate Tranche, the amount, if any, by which the Discounted Value of the Remaining

Scheduled Payments with respect to the Prepayment exceeds the amount of such Prepayment; provided, that the Make-Whole Amount shall in no event be less than zero.

“Material Adverse Effect” shall mean a Material Adverse Effect with respect to (i) the business, assets, operations, prospects, or financial or other condition of Borrower or any Guarantor, (ii) Borrower’s ability to pay its obligations to Lender under this Agreement, or (iii) Lender’s rights and remedies under this Agreement or any Guaranty Agreement.

“Maturity Date” shall have the meaning set forth in Section 4.

“Modification Fee” shall have the meaning set forth in Section 2.

“Obligations” shall mean all loans, advances, debts, liabilities, and obligations, for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or amounts are liquidated or determinable and whether or not allowed as a claim in any proceeding referred to in Section 13(f)) owing by Borrower to Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising under any of the Other Documents.  This term includes the Loan, all principal, interest, fees, charges, expenses, attorneys’ fees and any other sum chargeable to Borrower under this Agreement or any of the Other Documents.

“One Year Fixed Rate Tranche” shall mean a Fixed Rate Tranche utilizing a fixed rate Interest Period of one year, established pursuant to Section 3.

“Other Documents” shall mean all of the documents listed in Exhibit A.

“Permitted Encumbrances” shall mean the following encumbrances: (i) Liens for taxes or assessments or other governmental charges or levies, either not yet due and payable or to the extent that nonpayment thereof is permitted by the terms of this Agreement; (ii) pledges or deposits securing obligations under workmen’s compensation, unemployment insurance, social security or public liability laws or similar legislation; (iii) pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which Borrower or any Guarantor is a party as lessee made in the ordinary course of business; (iv) workers’, mechanics’, suppliers’ or similar Liens arising in the ordinary course of business that are either not yet due and payable or that are being contested in good faith by appropriate proceedings and for which Borrower or any Guarantor has established adequate reserves; (v) carriers’, warehousemen’s, or other similar possessory Liens arising in the ordinary course of business; (vi) an attachment or judgment Lien, but only for a period of thirty (30) days following attachment of such Lien and such attachment or judgment lien shall cease to be a Permitted Encumbrance if the obligation that it secures has not been satisfied or bonded during such thirty (30) day period; (vii) zoning restrictions, easements, licenses, or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such real property, leases or leasehold estates; (viii) Liens securing indebtedness owed by a Subsidiary to Borrower; (ix) security interests securing purchase money indebtedness in capital assets, the acquisition of which is permitted by this Agreement, and so long as the security interest does not encumber any asset other than the asset acquired; (x) any Lien listed as a

Permitted Encumbrance on the Disclosure Schedule referred to in Exhibit A; (xi) the refinancing of the real property mortgages referred to in the Disclosure Schedule referred to in Exhibit A, provided that such refinancing covers the same property covered by the original mortgages, secures a principal amount not in excess of that secured by such mortgages on the date of refinancing, and the terms of such refinancing have all been negotiated at arms length and are on fair market terms; and (xii) other Liens securing Consolidated Indebtedness not exceeding Fifteen Million Dollars ($15,000,000) in the aggregate outstanding at any time, so long as such other Liens do not attach to any of the Collateral.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

“Prepayment” shall mean a prepayment, prior to the Maturity Date, of all or any portion of the principal amount of the Loan.

“Prime Rate” means, on any given day, the “Prime” rate as published from time to time in the Eastern Edition of The Wall Street Journal, or the highest such rate if more than one is shown, regardless of whether such rate is actually charged by any bank, or, in the event that The Wall Street Journal ceases publication of such rate, in such other nationally recognized financial publication of general circulation as Lender may, from time to time, designate in writing based on Lender’s reasonable determination that the rate so published is comparable to the “Prime” rate published in the Eastern Edition of The Wall Street Journal.

“Processing Fee” shall have the meaning set forth in Section 5.

“Reinvestment Yield” shall mean, with respect to any Prepayment of any Fixed Rate Tranche, the yield to maturity implied by (i) the yields reported, as of 10:00 a.m. (New York City time) on the second Business Day preceding the payment date with respect to such Prepayment, on the display designated as “Page PX 1 “ or other applicable “PX” page of the Bloomberg Financial Markets Services Screen (or such other display as may replace Page PX1 or such other page on the Bloomberg Financial Markets Services Screen) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Prepayment as of such payment date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest date for which such yields have been so reported as of the second Business Day preceding the payment date with respect to such Prepayment, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Prepayment as of such payment date.  Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.

“Remaining Average Life” shall mean, with respect to any Prepayment of any Fixed Rate Tranche, the number of years (calculated to the nearest one-twelfth year) obtained by: (i) multiplying (a) the principal component of each Remaining Scheduled Payment covered by such Prepayment by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the date of such Prepayment and the scheduled due date of such Remaining Scheduled Payment; (ii) adding the products of each such calculation; and (iii) dividing the resulting sum by the amount of such Prepayment.

“Remaining Scheduled Payments” shall mean, with respect to any Prepayment of any Fixed Rate Tranche, all payments and interest that would be due after the date of the Prepayment and on or prior to the next Reset Date with respect to the principal prepaid if such Prepayment were not made; provided, that if such payment date is not a date on which interest payments are due to be made under the terms of this Agreement, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such payment date and required to be paid on such payment date pursuant to this Agreement.

“Reset Date” shall mean (i) with respect to the Three Year Fixed Rate Tranche, December 1, 2005, (ii) with respect to a Fixed Rate Tranche, expiration of the applicable Interest Rate Period, and (iii) with respect to all other portions of the Loan, daily.

“Restricted Payments” shall mean (i) dividends or other distributions or payments on account of or with respect to any capital stock of Borrower or of any Guarantor, except distributions consisting of such stock or, in the case of a Guarantor, distributions or payments made to Borrower, (ii) the redemption or acquisition of such stock or of warrants, rights, or other options to purchase such stock, except, in the case of a Guarantor, redemption or acquisition of stock held by Borrower, and (iii) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by Borrower, any Guarantor or any Subsidiary of Borrower or any Guarantor of any principal portion of any obligation or indebtedness that has been subordinated to the indebtedness owed by Borrower to Lender.

“Revolving Loan” means the revolving line of credit referred to in Section 3 of this Agreement.

“Six Month Fixed Rate Tranche” shall mean a Fixed Rate Tranche utilizing a fixed rate Interest Period of six months, established pursuant to Section 3.

“Stock” shall mean all shares, options, warrants, general or limited partnership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership or equivalent entity whether voting or nonvoting, including, without limitation, common stock, preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended).

“Subsidiary” shall mean, with respect to any Person, (i) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person and/or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of fifty percent (50%) or more of such Stock whether by proxy, agreement, operation of law or otherwise and (ii) any partnership, trust, limited liability company, or other entity in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner.

“Term Loan” shall mean the $15,000,000 term loan advanced by Lender to Borrower pursuant to and in accordance with the Term Loan Agreement.  As of the Effective Date the outstanding principal balance of the Term Loan was Thirteen Million Five Hundred Thousand ($13,500,000).

“Thirty-Day Fixed Rate Tranche” shall mean a Fixed Rate Tranche utilizing a fixed rate Interest Period of thirty days, established pursuant to Section 3.

“Three Month Fixed Rate Tranche” shall mean a Fixed Rate Tranche utilizing a fixed rate Interest Period of three months, established pursuant to Section 3.

“Three Year Fixed Rate Tranche” shall mean the Fixed Rate Tranche for Four Million Dollars ($4,000,000) previously established pursuant to Section 2 of the Term Loan Agreement.

(b)           Rules of Construction. Unless otherwise specified, references in this Agreement to a Section, Subsection, clause, Exhibit, or Schedule refer to such Section, Subsection, clause, Exhibit, or Schedule as contained in this Agreement. The words “herein,” hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all Exhibits and Schedules hereto, as the same may from time to time be amended, restated, modified or supplemented. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural. The words “including,” “includes,” and “include” shall be deemed to be followed by the words “without limitation”; references to persons include their respective successors and assigns, to the extent permitted by the loan documents executed in connection with this Agreement, or, in the case of governmental persons, persons succeeding to the relevant functions of such persons; all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations; whenever any provision in this Agreement or any such loan document refers to the knowledge (or analogous phrase) of Borrower or any Affiliate of Borrower, such words are intended to signify that Borrower or such Affiliate has actual knowledge or awareness of a particular fact or circumstance of that Borrower or such Affiliate, if it had exercised reasonable due diligence, would have known or been aware of such fact or circumstance.

2.             Conditions Precedent. Lender’s obligation to make any Advances under the Loan hereunder is subject to the following conditions precedent:

(a)           Required Documents. Lender must have received from Borrower either an executed original, or a facsimile of the signature page of an executed original, of this Agreement as well as all of the other documents (the “Other Documents”) listed in Exhibit A, each of which must be satisfactory to Lender in its sole discretion.

(b)           INTENTIONALLY OMITTED

(c)           Approvals. Lender shall have received evidence satisfactory to Lender that all consents and approvals which are necessary for or required as a condition of the validity and enforceability of this Agreement and all documents and instruments contemplated hereby, have been obtained and are in full force and effect.

(d)           Event of Default. No Default or Event of Default shall have occurred and be continuing, and no default or event of default shall have occurred and be continuing under this Agreement.

(e)           Loan Fees. Borrower shall have paid to Lender the Modification Fee and the Processing Fee required by Section 5.

(f)            Continuing Guaranty Agreements. Borrower shall have delivered to Lender continuing guaranty agreements, in form and substance satisfactory to Lender, from the persons identified on Exhibit A pursuant to which such Persons guarantee to Lender all of Borrower’s obligations to Lender under this Agreement.

(g)           Title Insurance Endorsements. Borrower shall have caused Lender’s title insurer to issue to Lender, at Borrower’s expense, a revolving credit endorsement to Lender’s title insurance policy together with such other and additional endorsements as lender may require.

3.             Conversion to Revolving Loan; Base Rate; Fixed Rate Tranches.

(a)           Loan Conversion. On the terms and conditions set forth in this Agreement, Lender agrees to make available, from time to time, until the Maturity Date, advances (each, an “Advance”, and collectively, the “Revolving Loan”) to Borrower, so long as such advance shall not cause the aggregate principal balance of the Loan to at any time exceed Thirteen Million Five Hundred Thousand Dollars ($13,500,000).  The amount of any Advance shall be not less than Two Hundred Fifty Thousand Dollars ($250,000) and shall be in integral multiples of Fifty Thousand Dollars ($50,000).  When all conditions precedent set forth in Section 2 have been satisfied, the Revolving Loan shall be used to refinance all obligations of Borrower to Lender under the Term Loan other than those encompassed by the Three Year Fixed Rate Tranche.  On December 1, 2005, the then outstanding balance of the Three Year Fixed Rate Tranche shall be added to the outstanding balance of the Revolving Loan.

(b)           Revolving Nature of Loan. The Loan is a revolving line of credit and Borrower may borrow, repay principal, and reborrow in accordance with the terms of this Agreement.  Borrower may request advances in amounts of not less than $250,000 per draw and in multiples of $50,000 by delivering to Lender at its office located at  5560 South Broadway, Eureka California a written request by no later than 11:00 a.m. PST on the day of the proposed disbursement.  Advances will be disbursed via wire transfer of federal funds to Borrower’s account no. 61-058745 at Bank of Hawaii.

(c)           Base Rate. The Loan shall bear interest at the Base Rate, unless Borrower elects to convert the interest rate to the Fixed Rate in accordance with the provisions of Section

3(d).  Notwithstanding any other provision of this Agreement to the contrary, until but not including December 1, 2005, the Three Year Fixed Rate Tranche shall bear interest at the fixed rate of 5.98% per annum.

(d)           Fixed Rate Options.

(1)           Fixed Rate Based on the LIBOR Rate. Borrower may, from time to time, elect to convert all or a portion of the Loan to a Fixed Rate based on the LIBOR Rate for the LIBOR Interest Period specified by Borrower; provided, that (i) at least three (3) Business Days prior to the proposed Interest Determination Date, Borrower has provided Lender with written notice of such election, the requested Interest Determination Date, and the amount of the Advances to be converted, (ii) at the time of delivery of such written notice and upon the date of conversion, no Default or Event of Default exists under this Agreement, (iii) at no time shall there be more than six (6) outstanding tranches of the Loan bearing interest at the LIBOR Fixed Rate, (iv) the last day of the Interest Period chosen by Borrower shall not extend beyond the Maturity Date, and (v) the amount converted to the LIBOR Fixed Rate at any one time shall be not less than Five Hundred Thousand Dollars ($500,000) and any amounts in excess thereof shall be in integral multiples of Fifty Thousand Dollars ($50,000).

(2)           Elections Are Irrevocable; Automatic Conversion to Base Rate if No Additional Fixed Rate Election. Any election by Borrower pursuant to this Section 3(d)(2) shall be irrevocable during the Interest Period selected by Borrower, and that portion of the Loan so converted shall bear interest at the applicable Fixed Rate until the expiration of the applicable Interest Period at which time, unless another Fixed Rate has been duly elected by Borrower pursuant to this Section 3(d)(2), the interest rate for such portion of the Loan will automatically convert to the Base Rate.

(e)           No Designation Upon Occurrence of a Default or Event of Default. If a Default or Event of Default shall have occurred, then, during the continuance of such Default or Event of Default, Borrower shall have no right to designate the Fixed Rate for any portion of the Loan.  If an Event of Default shall have occurred and is continuing, any portion of the Loan bearing interest at the Fixed Rate shall, at the end of the relevant Interest Period, convert to the Default Rate calculated with reference to the Base Rate. If such Default or Event of Default shall subsequently be cured, Borrower may thereafter designate Interest Periods in accordance with this Agreement.

(f)            Computation of Interest. All computations of interest at the Fixed Rate shall be made by Lender on the basis of a three hundred sixty (360) day year for the actual number of days occurring in the period for which such interest is payable.  All computations of interest at the Base Rate shall be made by Lender on the basis of a three hundred sixty five (365) day year, in each case for the actual number of days occurring in the period for which such interest is payable.  Interest determined by reference to the Base Rate shall be determined on a daily basis for use in calculating the interest that is payable for such day, and any change in the Base Rate shall become effective on the day such change occurs.  Each determination by Lender of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error or bad faith.

(g)           Default Rate. Any overdue principal or interest with respect to any portion of the Loan, and the amount of any fees, costs, or expenses that Borrower is obligated to pay to

Lender under this Agreement not paid when due, shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the Default Rate.  In addition, upon and after the occurrence of an Event of Default and continuing until such Event of Default has been cured or waived in writing by Lender in accordance with the terms of this Agreement, interest shall accrue on all obligations owed by Borrower hereunder at the Default Rate.  The interest rate increase to the Default Rate shall take effect immediately upon the occurrence of an Event of Default, without prior notice to Borrower.

(h)           Interest Not to Exceed Maximum Lawful Rate. Notwithstanding anything to the contrary set forth in this Agreement, if at any time until payment in full of all of obligations under this Agreement, the rate of interest payable hereunder exceeds the highest rate of interest permissible under any law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto (the “Maximum Lawful Rate”), then in such event and so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable hereunder shall be equal to the Maximum Lawful Rate; provided, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrower shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Lender is equal to the total interest which Lender would have received had the interest rate payable hereunder been (but for the operation of this Section 3(h) the interest rate payable since the date of this Agreement. Thereafter, the interest rate payable hereunder shall be the rate of interest set forth herein, unless and until the rate of interest again exceeds the Maximum Lawful Rate, in which event this paragraph shall again apply. In no event shall the total interest received by Lender pursuant to the terms hereof exceed the amount which Lender could lawfully have received had the interest due hereunder been calculated for the full term hereof at the Maximum Lawful Rate. In the event the Maximum Lawful Rate is calculated pursuant to this Section 3(h), such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. In the event that a court of competent jurisdiction, notwithstanding the provisions of this Section 3(h), shall make a final determination that Lender has received interest hereunder in excess of the Maximum Lawful Rate, Lender shall, to the extent permitted by applicable law, promptly apply such excess first to any interest due and not yet paid, then to the outstanding principal of the Loan (without premium or penalty), and then to any other unpaid obligations owed by Borrower under this Agreement and thereafter shall refund any excess to Borrower or as a court of competent jurisdiction may otherwise order.

(i)            Additional Fixed Rate Provisions. If at any time Lender reasonably determines that for any reason adequate and reasonable means do not exist for ascertaining the LIBOR Rate or any other index hereunder or the LIBOR Rate or any such index generally becomes unavailable to Lender, Lender shall promptly give notice thereof to Borrower and shall designate an alternative index that is reasonably comparable to the LIBOR Rate or such other index; provided, that Lender’s determination under this Section 3(i) as to Borrower shall be in accordance with its treatment of other borrowers under commercial loans generally. In the event that any law, treaty, rule, regulation, or determination of a court or governmental authority or any change therein or in the interpretation or application thereof or compliance by Lender or Lender with any request or directive (whether or not having the force of law) from any central bank or governmental authority:

(1)           shall subject Lender to any tax of any kind whatsoever with respect to any LIBOR Rate, or change the basis of taxation of payments to Lender of principal, interest or any other amount payable under this Agreement (except for changes in the rate of tax on the overall net income of Lender); or

(2)           shall impose, modify, or hold applicable any reserve, special deposit, compulsory loan, or similar requirement against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of Lender; or

(3)           shall impose on Lender any other condition; and the result of any of the foregoing is to increase the cost to Lender of making, renewing, or maintaining any portion of the Loan with interest rates tied to the LIBOR Rate and/or to reduce any amount receivable by Lender in connection therewith; then in any such case, Borrower shall pay to Lender, immediately upon demand, such amount or amounts as may be necessary to compensate Lender for any additional costs incurred by Lender and/or reductions in amounts received by Lender which are attributable to LIBOR Rates made available to Borrower hereunder. In determining which costs incurred by Lender or reductions in amounts received by Lender are attributable to such LIBOR Rates, any reasonable allocation made by Lender among its operations shall be conclusive and binding upon Borrower; provided, that Lender’s determination under this Section 3(i)(3) as to Borrower is in accordance with its treatment of other borrowers under commercial loans generally.

4.             Repayment Terms.

(a)           Interest Only. Borrower shall pay interest on the Loan, in arrears, every three (3) months, commencing on September 1, 2005, and continuing on the first day of each December, March, June and September thereafter; provided, that interest accrued on the Loan but not otherwise due and payable at the expiration of an Interest Period or on the Maturity Date shall become due and payable on such expiration date or the Maturity Date, respectively.  If any installment of interest or any other amount payable hereunder or under any Other Document becomes due and payable on a day other than a Business Day, the payment date for such payment shall be extended to the next succeeding Business Day and, with respect to payments of principal or other payments that bear interest (other than interest first due on such date), interest thereon shall be payable at the then applicable rate during such extension; provided, that if any installment of interest shall become due and payable on a Friday or Saturday, the payment date for such payment shall be the immediately preceding Business Day.

(b)           Maturity Date. If not sooner paid, the Loan shall be due and payable in full on June 1, 2009 (the “Maturity Date”); provided, that if the Obligations shall become due and payable in accordance with Section 14 or any other provision of this Agreement prior to such date, then the Maturity Date shall be the date on which the Obligations become due and payable.

(c)           Payments Due on Business Days. If any installment of interest or any other amount payable under any Loan Document becomes due and payable on a day other than a Business Day, the payment date for such payment shall be extended to the next succeeding Business Day and, with respect to payments of principal or other payments that bear interest (other than interest first due on such date), interest thereon shall be payable at the then applicable rate during such extension; provided, however, if any installment of interest at the Fixed Rate shall become due and payable on a Saturday, the payment date for such payment shall be the preceding Business Day.

(d)           Interest Rates.

(1)           Base Rate. The Loan shall bear interest at the Base Rate, unless Borrower elects to convert the interest rate to a Fixed Rate in accordance with the provisions of Section 3(d).

(2)           Interest on Fixed Rate Tranches. Each Fixed Rate Tranche shall bear interest, from the Closing Date through the date on which such Fixed Rate Tranche is paid in full, at a rate per annum equal to the sum of (i) the applicable LIBOR Rate for such Fixed Rate Tranche, plus (ii) the Applicable Spread for the Interest Period then in effect for such Fixed Rate Tranche.

(3)           Adjustment in Applicable Spread. Commencing with the receipt of the quarterly financial statements of Borrower for the period ended June 30, 2005, and continuing quarterly thereafter within thirty (30) days after the end of each calendar quarter, the Applicable Spreads for the Interest Period then in effect for each Fixed Rate Tranche and for that portion of the Loan bearing interest at the Base Rate shall be determined, in the manner set forth below, to be the Applicable Spread for the Interest Period then in effect for such Fixed Rate Tranche or otherwise for that portion of the Loan bearing interest at the Base Rate, based on Borrower’s Consolidated Funded Debt to Consolidated Net Worth Ratio, for the immediately preceding Fiscal Year:

Consolidated Funded Debt to Consolidated Net Worth Ratio Level

Applicable Spread

	LIBOR FIXED RATE	BASE RATE
Less than or equal to 0.25	140	0
Greater than 0.25 but less than or equal to 0.50	165	0
Greater than 0.50 but less than or equal to 0.75	190	0
Greater than 0.75 but less than or equal to 1.00	215	25
Greater than 1.00	240	75

Notwithstanding any provision to the contrary: (i) the Applicable Spread for any Fixed Rate Tranche shall not adjust until the Reset Date for such Fixed Rate Tranche immediately following Borrower’s delivery to Lender of the annual, audited financial statements required pursuant to Section 11(g)(1) confirming any such adjustment; (ii) if either (x) Borrower fails to deliver to Lender, on a timely basis, the annual, audited financial statements required pursuant to Section 11(g)(1), and such failure is not waived by Lender, or (y) any other Default or Event of Default occurs and is continuing, then from and after such failure or Default or Event of Default the Applicable Margin for interest payable at the Base Rate and for each Fixed Rate Tranche shall be that set forth in the row above entitled “Greater than 1.00;” and (iii) the Applicable Spread for any Fixed Rate Tranche shall not adjust retroactively for any Interest Period that has expired prior to such Reset Date.  The Applicable Spread shall not include any prepayment surcharge that may be payable pursuant to Section 6(d).

(4)           Calculation of Interest. All calculations of interest for any Fixed Rate Tranche shall be made by Lender on the basis of a three hundred sixty (360) day year consisting of twelve (12) months of thirty (30) days per month. Each determination by Lender of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error or bad faith.

(5)           Default Rate. Any overdue principal or interest with respect to any portion of the Loan, and the amount of any fees, costs, or expenses that Borrower is obligated to pay to Lender under this Agreement not paid when due, shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the Default Rate. In addition, upon and after the occurrence of an Event of Default and continuing until such Event of Default has been cured or waived in writing by Lender in accordance with the terms of this Agreement, interest shall accrue on all obligations owed by Borrower to Lender hereunder at the Default Rate. The interest rate increase to the Default Rate shall take effect immediately upon the occurrence of an Event of Default, without prior notice to Borrower.

(6)           Additional Fixed Rate Provisions. If at any time Lender reasonably determines that for any reason adequate and reasonable means do not exist for ascertaining the LIBOR Rate or any other index hereunder, or any such rate or index generally becomes unavailable to Lender, Lender shall promptly give notice thereof to Borrower and shall designate an alternative index that is reasonably comparable to the LIBOR or such other index; provided, that Lender’s determination under this Section 4(d)(6) as to Borrower shall be in accordance with its treatment of other borrowers under commercial loans generally. In the event that any law, treaty, rule, regulation, or determination of a court or governmental authority or any change therein or in the interpretation or application thereof or compliance by Lender with any request or directive (whether or not having the force of law) from any central bank or governmental authority:

(A)          shall subject Lender to any tax of any kind whatsoever with respect to any rate, or change the basis of taxation of payments to Lender of principal, interest or any other amount payable under this Agreement (except for changes in the rate of tax on the overall net income of Lender); or

(B)           shall impose, modify, or hold applicable any reserve, special deposit, compulsory loan, or similar requirement against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by Lender; or

(C)           shall impose on Lender any other condition; and the result of any of the foregoing is to increase the cost to Lender of making, renewing, or maintaining any portion of the Loan with interest rates tied to rate and/or to reduce any amount receivable by Lender in connection therewith;

then in any such case, Borrower shall pay to Lender, immediately upon demand, such amount or amounts as may be necessary to compensate Lender for any additional costs incurred by Lender and/or reductions in amounts received by Lender which are attributable to such rates made available to Borrower hereunder. In determining which costs incurred by Lender or reductions in amounts received by Lender are attributable to such rates, any reasonable allocation made by Lender among its operations shall be conclusive and binding upon

Borrower; provided, that Lender’s determination under this Section 4(d)(6) as to Borrower is in accordance with its treatment of other borrowers under commercial loans generally.

(e)           Unused Commitment Fee. In consideration of Lender remaining committed to fund the full amount of the Loan regardless of Borrower’s actual utilization of the entire commitment, Borrower shall pay to Lender a quarterly unused commitment fee (the “Unused Commitment Fee”) equal to quantity obtained by multiplying the average daily balance of the unfunded commitment during the quarter most recently ended by one quarter of one percent (0.25%) (the “Unused Commitment Fee Percentage”).  The Unused Commitment Fee shall be paid to Lender on the first (1st) day of each calendar quarter, commencing on September 1, 2005, with respect to the previous calendar quarter and on the Maturity Date with respect to the period from the last full calendar quarter through the Maturity Date.  Commencing with the receipt of the quarterly financial statements of Borrower for the period ended September 30, 2005, and continuing quarterly thereafter within thirty (30) days after the end of each calendar quarter, the Unused Commitment Fee Percentage shall be adjusted, in the manner set forth below, to be equal to the percentage set forth in the table below, based on Borrower’s Consolidated Funded Debt to Consolidated Net Worth Ratio, for the immediately preceding Fiscal Year:

Consolidated Funded Debt to Consolidated Net Worth Ratio Level	Unused Commitment Fee
Less than or equal to 0.25	.25%
Greater than 0.25 but less than or equal to 0.50	.25%
Greater than 0.50 but less than or equal to 0.75	.30%
Greater than 0.75 but less than or equal to 1.00	.35%
Greater than 1.00	.40%

5.             Modification and Processing Fees. In consideration of the execution and delivery of this Agreement by Lender, Borrower shall pay to Lender a loan modification fee of Thirteen Thousand Five Hundred Dollars ($13,575) (the “Modification Fee”), which Modification Fee is equal to one tenth of one percent (0.10%) of the revolving loan commitment made available to Borrower by Lender, and a processing fee in the amount of Ten Thousand Dollars ($10,000).  The Modification Fee and the Processing Fee shall be due and payable upon the Closing Date.  The full amount of the Modification Fee and Processing Fee shall be considered earned upon receipt and no portion of the either the Modification Fee or the Processing Fee shall be refundable to Borrower under any circumstances.

6.             Prepayments.

(a)           Prepayment in Full of Loan. Borrower shall have the right at any time to make a voluntary Prepayment of the entire amount of the Loan and to terminate this Agreement upon at least thirty (30) Business Days prior notice to Lender and payment, in full, of the Loan and all interest, fees, reimbursable expenses, and other Obligations as of the date of such Prepayment and, if such Prepayment does not occur on a date that is a Reset Date for each Fixed Rate Tranche, the surcharge or surcharges described in Section 6(d) shall apply.

(b)           Prepayment of any Fixed Rate Tranche on Reset Date. Borrower shall have the right at any time to make a voluntary Prepayment of the entire amount or any portion of any Fixed Rate Tranche upon any Reset Date for such Fixed Rate Tranche, without premium or surcharge, upon at least thirty (30) Business Days prior notice to Lender.  If such Prepayment is for the entire amount of such Fixed Rate Tranche, such Prepayment must include all accrued interest on such Fixed Rate Tranche as of the date of such Prepayment. Each such partial Prepayment of a Fixed Rate Tranche shall be applied in inverse order of maturity, and shall not result in an extension or other adjustment of the existing amortization schedule for such Fixed Rate Tranche.

(c)           Partial Prepayment of Loan Other Than on Reset Date. Borrower shall have the right at any time to make such Prepayment of any portion of the Loan on any date other than a Reset Date for such portion, so long as Borrower provides at least five (5) Business Days notice to Lender and pays the surcharges calculated in accordance with Section 6(d).  Unless otherwise approved by Lender, in its discretion, all such partial Prepayments shall be applied by Lender on a pro rata basis to each Fixed Rate Tranche then outstanding in the same proportion as the principal balance of such Fixed Rate Tranche bears to the aggregate principal balance of the Loan then outstanding.  Each such partial Prepayment of the Loan shall be applied in inverse order of maturity to the Fixed Rate Tranches to which it is applied, and shall not result in an extension or other adjustment of the existing amortization schedule for any Fixed Rate Tranche.

(d)           Prepayment Surcharges. Except to the extent otherwise provided in Sections 6(a) and (b), at the time that Borrower makes a Prepayment, whether or not such Prepayment is voluntary by or on behalf of Borrower and specifically including a prepayment occurring as the result of an acceleration of the Loan, Borrower shall simultaneously pay to Lender a prepayment surcharge for each Fixed Rate Tranche of the Loan so prepaid determined as follows:

(1)           the prepayment surcharge applicable to a Prepayment of the One Month Fixed Rate Tranche or the Three Month Fixed Rate Tranche or the Six Month Fixed Rate Tranche or the One Year Fixed Rate Tranche shall be an amount equal to any loss of earnings through the next Reset Date for such Fixed Rate Tranche, plus any other expense of Lender or its participants incurred or projected by Lender as a result of such Prepayment, in each case as reasonably determined by Lender; and

(2)           the prepayment surcharge applicable to a Prepayment of the Three Year Fixed Rate Tranche shall equal the Make-Whole Amount.

7.             Manner and Time of Payment. Borrower shall make all payments by wire transfer of immediately available funds as follows:

To:	US AgBank
Wichita, Kansas

ABA Routing No.:	101104562A
Account Number:	11575000
Account Name:	American AgCredit, FLCA
Reference:	Loan # 0426195000
Attention:	Tina Anaya, Accounting

P.O. Box 1120, Santa Rosa, CA 95492
Tel: (707) 545-1200
Fax: (707) 545-4446
Tax ID No.:	94-1160795

(or to such other account as Lender may designate by notice). Borrower shall give Lender telephonic notice no later than 12:00 noon Pacific Time of its intent to make a wire transfer. Wire transfers received after 2:00 p.m. Pacific Time shall be credited on the next Business Day.

8.             Capitalization.  Borrower agrees to make such investments in Lender as Lender may from time to time require in accordance with Lender’s bylaws and capital plan. In connection with the foregoing, the Borrower hereby acknowledges receipt, prior to the execution of this document, of copies of the following: Notice Regarding Your Required Investment in this Association, 2004 Annual Report, and the Association’s Capitalization Plan and Bylaws.  All such investments and all other equities which the Borrower may now own or hereafter acquire or be allocated in Lender shall be subject to a statutory first lien in favor of Lender to secure any indebtedness of Borrower to Lender.

At the option of Lender, any amounts borrowed to purchase capital stock or participation certificates, and any amounts repaid from redemption of such stock or certificates, may be recorded as part of the loan accounting in the transaction summary, or in a separate stock or loan account.

A certificate will not be issued for capital stock or participation certificates, but ownership will be evidenced by the records of Lender. THE OWNERSHIP OF THE CAPITAL STOCK OR PARTICIPATION CERTIFICATES WILL BE REGISTERED ON THE RECORDS OF LENDER AS FOLLOWS: MAUI LAND & PINEAPPLE COMPANY, INC., A HAWAII CORPORATION.

Borrower hereby grants to Lender a security interest in and lien upon all capital stock and participation certificates as collateral for the Loan. Upon an Event of Default, Lender may but is not required to apply all or part of the proceeds from such capital stock or participation certificates against the Loan.

UNTIL WRITTEN NOTICE OF REVOCATION IS RECEIVED BY LENDER, FRED RICKERT IS AUTHORIZED TO VOTE FOR THE ABOVE-NAMED BORROWER AND IS AUTHORIZED TO REQUEST THE CONVERSION FROM ONE CLASS TO ANOTHER OF ALL SHARES OF CAPITAL STOCK WHICH MAY BE REGISTERED IN THE NAME OF BORROWER.

As required by Lender’s bylaws and the federal income tax law, Borrower agrees that the amount of any distribution of patronage made by written notice of allocation to Borrower after the date of this Agreement will be included in the Borrower’s gross income for the purpose of federal income tax for the year in which the notice is received.

Lender hereby confirms that, as of the date of this Agreement, Borrower has made all investments in Lender currently required under its bylaws and capital plan.

9.             Collateral; No Subordination. The obligations of Borrower to Lender hereunder shall be secured as follows: (i) Lender shall have first priority Liens on Borrower’s fee interests in the real property located on the Island and County of Maui, State of Hawaii and identified as

Tax Map Key parcel numbers (2) 2-4-001-003, (2) 2-3-002-008, (2) 2-3-009-008,  and (2) 4-3-001-031; (ii) Lender shall have the lien referred to in Section 8 and any other liens provided by the Farm Credit Act; and (iii) Lender shall have, and Borrower hereby grants Lender a security interest in, all cash, accounts, securities, investment property, instruments, documents, or other property of Borrower that is in Lender’s possession or under its control (the items described in clauses (i), (ii), and (iii) collectively, the “Collateral”). The obligations of Borrower to Lender under this Agreement shall constitute senior indebtedness and are not subordinate in payment or priority to any other obligations of Borrower.

10.           Representations and Warranties. Borrower represents and warrants to Lender that, except as may be set forth in the disclosure schedule referred to in Exhibit A (the “Disclosure Schedule”) or in a subsequent written disclosure to Lender, each of the following statements is true and correct on the date hereof and shall also be true and correct on the date that Borrower requests the Loan and at all times thereafter:

(a)           Corporate Existence; Compliance with Law and Agreements. Borrower and each Guarantor: (i) are corporations duly organized, validly existing and in good standing under the laws of the State of Hawaii; (ii) are duly qualified as foreign corporations and in good standing under the laws of each jurisdiction where their ownership or lease of property or the conduct of their businesses require such qualification (except for jurisdictions in which such failure to so qualify or to be in good standing would not have a Material Adverse Effect); (iii) have the requisite corporate power and authority and the legal right to own, pledge, mortgage, or otherwise encumber and operate all real property that they own, to lease the real property they operate under lease, and to conduct their businesses as now, heretofore, and proposed to be conducted; (iv) have all material licenses, permits, consents, or approvals from or by, and have made all material filings with, and have given all material notices to, all governmental authorities having jurisdiction, to the extent required for such ownership, operation, and conduct; (v) are in compliance with their articles or certificates of incorporation and by-laws; (vi) are in compliance with all applicable provisions of law where the failure to comply would have a Material Adverse Effect, and (vii) are not in default, and, to Borrower’s knowledge, no third party is in default, under or with respect to any contract, agreement, lease or other instrument to which Borrower or any Guarantor is a party which default in each case or in the aggregate would have a Material Adverse Effect.

(b)           Corporate Power; Authorization; Enforceable Obligations. The execution, delivery, and performance by Borrower of the Agreement, and any Other Documents to which Borrower is a party, and by each Guarantor of such Guarantor’s Guaranty Agreement: (i) are within Borrower’s or such Guarantor’s corporate power; (ii) have been duly authorized by all necessary or proper corporate action; (iii) are not in contravention of any provision of Borrower’s or such Guarantor’s articles of or certificate of incorporation or by-laws; (iv) will not violate any law or regulation, or any order or decree of any court or governmental instrumentality; (v) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other instrument to which Borrower or any Guarantor is a party or by which Borrower or any Guarantor or any of Borrower’s or any Guarantor’s property is bound; (vi) will not result in the creation or imposition of any lien upon any of the property of Borrower or any Guarantor; and (vii) do not require the consent or approval of any governmental authority or any other Person, except for consents or approvals which have been duly obtained, made, or complied with. This Agreement constitutes a legal, valid, and binding obligation of Borrower enforceable against it in accordance with its terms except for general principles of equity and the effect of bankruptcy, insolvency, and other laws affecting the rights of creditors generally.

(c)           Financial Statements and Condition; Disclosure. The current audited and unaudited financial statements previously delivered by Borrower to Lender, and all financial statements to be delivered by Borrower to Lender pursuant to Section 11(g) fairly present in all material respects the financial position of Borrower as of the dates specified in such financial statements, (i) have been prepared in accordance with GAAP, consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments), and (ii) do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. There has been no material adverse change in the financial condition, operations, business, properties or prospects of Borrower since the date of such financial statements except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact or circumstance known to Borrower that could reasonably be expected to have a Material Adverse Effect. Borrower is solvent and will continue to be solvent after giving effect to the transactions contemplated by this Agreement. There is no action, claim or proceeding now pending or, to Borrower’s knowledge, threatened against Borrower before any court, board, commission, agency, or instrumentality of any federal, state, or local government or of any agency or subdivision thereof, or before any arbitrator or panel of arbitrators, which, if determined adversely, could have a Material Adverse Effect.

(d)           Taxes. Borrower and each Guarantor have filed all tax returns that are required to have been filed in any jurisdiction and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which Borrower or such Guarantor has established adequate reserves in accordance with GAAP. Borrower knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.

(e)           Licenses; Permits; Intellectual Property Rights. Borrower and each Guarantor own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are necessary to the conduct of Borrower’s or such Guarantor’s business, without known conflict with the rights of others. To the best knowledge of Borrower, no product of Borrower or any Guarantor infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark and trade name or other right owned by any other Person. To the best knowledge of Borrower, there is no material violation by any Person of any right of Borrower or Guarantor with respect to any patent, copyright, service mark, trademark and trade name or other right owned by Borrower or any Guarantor.

(f)                                    Labor Matters. There are no strikes or other labor disputes against Borrower or any Guarantor that are pending or, to Borrower’s knowledge, threatened which would have a Material Adverse Effect. All payments due from Borrower or any Guarantor on account of employee health and welfare insurance which would have a Material Adverse Effect if not paid have been paid or accrued as a liability on the books of Borrower or such Guarantor.

(g)                                 Investment Company Act. Neither Borrower nor any Guarantor is an “investment company” or an “affiliated Person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(h)                                 Margin Regulations. Neither Borrower nor any Guarantor owns any “margin security”, as that term is defined in Regulations G and U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

(i)                                     ERISA. Each “Plan” (as defined below) is in compliance in all material respects with the applicable provisions of ERISA and the Internal Revenue Code (“IRC”) and with respect to each Plan, other than a Qualified Plan, all required contributions and benefits have been paid in accordance with the provisions of each such Plan to the extent that the failure to pay any such contribution or benefit would have a Material Adverse Effect. There are no pending or, to Borrower’s knowledge, threatened claims, actions or lawsuits (other than claims for benefits in the normal course), asserted or instituted against Borrower or any Guarantor or any Plan or its assets. Neither Borrower, any Guarantor, nor any ERISA Affiliate of either has incurred or reasonably expects to incur any Withdrawal Liability under Section 4201 of ERISA as a result of a complete or partial withdrawal from a Multiemployer Plan. Neither Borrower nor any Guarantor has engaged in a prohibited transaction, as defined in Section 4975 of the IRC or Section 406 of ERISA, in connection with any Plan, which would subject Borrower or such Guarantor (after giving effect to any exemption) to a material tax on prohibited transactions imposed by Section 4975 of the IRC or any other material liability. As used above, the term “Plan” shall mean, with respect to Borrower or any Guarantor or any ERISA Affiliate of either, at any time, an employee benefit plan, as defined in Section 3(3) of ERISA, which Borrower maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them. The terms “Qualified Plan” and “Multiemployer Plan” shall have the meaning given them in ERISA.

(j)                                     Brokers. No broker or finder acting on behalf of Borrower or any Guarantor brought about the obtaining, making, or closing of the Loan and neither Borrower nor any Guarantor nor Lender have any obligation to any Person in respect of any finder’s or brokerage fees in connection with the Loan.

(k)                                  Environmental Matters. Except as set forth in the Disclosure Schedule, and except for matters that do not relate to any of the Collateral and do not, individually or in the aggregate, constitute a Material Adverse Effect, as of the date of this Agreement: (i) all of Borrower’s real property is free of contamination from any Hazardous Material except for such contamination that would not adversely impact the value or marketability of such real property and that would not result in Environmental Liabilities that could reasonably be expected to exceed $100,000; (ii) Borrower has not caused or suffered to occur any release of Hazardous Materials on, at, in, under, above, to, from or about any of its real property; (iii) Borrower is and has been in compliance with all Environmental Laws, except for such noncompliance which would not result in Environmental Liabilities which could reasonably be expected to exceed $100,000; (iv) Borrower has obtained, and is in compliance with, all environmental permits required by Environmental Laws for the operations of its respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such environmental permits would not result in Environmental Liabilities that could reasonably be expected to exceed $100,000, and all such Environmental Permits are valid, uncontested and in good standing; (v) Borrower is not involved in operations and does not know of any facts, circumstances or conditions, including any releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of Borrower that could reasonably be expected to exceed $100,000, and Borrower has not permitted any current or former tenant or occupant of any of its real property to engage in any such operations; (vi) there is no litigation arising under or related to any Environmental Laws, environmental permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses in excess of $50,000 or injunctive relief against, or that alleges criminal misconduct by, Borrower; (vii) no notice has been received by Borrower identifying it as a “potentially responsible party” or requesting information under CERCLA or analogous state statutes, and to the knowledge of Borrower, there are no facts, circumstances or conditions that may result in Borrower being identified as a “potentially responsible party” under CERCLA or analogous state statutes; and (viii) Borrower has provided to Lender copies of all existing, material environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to Borrower.

11.                                 Affirmative Covenants. Unless otherwise agreed to in writing by Lender, while this Agreement is in effect whether or not any indebtedness is outstanding hereunder, Borrower agrees to, and, except with respect to the covenant contained in Section 11(a), to cause each Guarantor to:

(a)                                  Eligibility. Maintain its status as an entity eligible to borrow from Lender.

(b)                                 Corporate Existence. Preserve and keep in full force its corporate status, existence and good standing in the jurisdiction of its organization, its qualifications to transact business in all places required by law, and all licenses, certificates, permits, authorizations, approvals and the like which are material to the conduct of its business or required by law.

(c)                                  Compliance with Laws. Comply in all material respects with all applicable federal, state, and local laws, rules, regulations, ordinances, codes, and orders (collectively “Laws”). Without limiting the foregoing, Borrower agrees to comply in all material respects, and to cause all Guarantors and all Persons occupying or present on any properties of Borrower or any Guarantor to so comply, with all Laws relating to environmental protection.

(d)                                 Property Maintenance. Maintain all of its property that is necessary to or useful in the proper conduct of its business in good working condition, ordinary wear and tear excepted.

(e)                                  Books and Records. Keep adequate records and books of account in which complete entries will be made in accordance with past practices.

(f)                              Inspection. Permit Lender or its agents, during normal business hours or at such other times as the parties may agree, to examine Borrower’s or any Guarantor’s properties, books, and records, and to discuss Borrower’s or any Guarantor’s affairs, finances, and accounts with its respective officers, directors, employees, and independent certified public accountants.

(g)                           Reports and Notices. Furnish to Lender:

(1)                                  Annual Financial Statements. As soon as possible, but in no event later than ninety (90) days after the end of any Fiscal Year of Borrower occurring during the term hereof, annual financial statements of Borrower prepared in accordance with GAAP consistently applied. Such financial statements shall: (i) be audited by independent certified public accountants selected by Borrower and acceptable to Lender; (ii) be accompanied by a report of such accountants containing an opinion acceptable to Lender; (iii) be accompanied by a compliance certificate from Borrower’s chief financial officer, in the form attached hereto as Exhibit B, certifying that as of the date of such financial statement there did not exist a Default or Event of Default under this Agreement; (iv) be prepared in reasonable detail and in comparative form; (v) include a balance sheet, a statement of income, a statement of retained earnings, a statement of all cash flows and all notes and schedules relating thereto;

(2)                                  Quarterly Financial Statements. No later than sixty (60) days after the end of each Fiscal Quarter, internally prepared quarterly financial statements containing the same information regularly generated by Borrower on its internal quarterly financial statements and its quarterly filings with the Securities and Exchange Commission on Form 10-Q, accompanied by a compliance certificate from Borrower’s chief financial officer, in the form attached hereto as Exhibit B, certifying that as of the date of such financial statement there did not exist a Default or Event of Default under this Agreement;

(3)                                  Annual Capital Expenditures Budget. No later than November 30th of each year, Borrower’s capital expenditures budget for the forthcoming Fiscal Year;

(4)                                  Annual Budget and Three Year Plan. No later than thirty (30) days prior to the beginning of each Fiscal Year, Borrower’s annual budget for the forthcoming Fiscal Year and rolling three-year plan for the forthcoming three-year period;

(5)                                  Modifications to Six Quarter Rolling Budget. No later than sixty (60) days after the end of each Fiscal Quarter, any modification or group of related modifications to Borrower’s capital expenditures budget, its annual budget, or its rolling six quarter budget; if such modification or group of related modifications increases or decreases the expenditures or revenues described therein by One Million Dollars ($1,000,000) or more;

(6)                                  Notice of Default. Promptly after becoming aware thereof, notice of the occurrence of a Default or Event of Default;

(7)                                  Tax Returns. Within thirty (30) days after filing of such tax returns, a copy of such portions of every federal income tax return filed by Borrower as are necessary to enable Lender to verify Borrower’s calculations and, if requested by Lender, a signed copy of the entire tax return;

(8)                                  Notice of Non-Environmental Litigation. Promptly after the commencement thereof, notice of the commencement of all actions, suits, or proceedings before any court, arbitrator, or governmental department, commission, board, bureau, agency, or instrumentality affecting Borrower or any Guarantor which, if determined adversely to Borrower or such Guarantor, could have a Material Adverse Effect;

(9)                                  Notice of Environmental Litigation, Etc. Promptly after receipt thereof, notice of the receipt of all pleadings, orders, complaints, indictments, or any other communication alleging a condition that may require Borrower or Guarantor to undertake or to contribute to a cleanup or other response under environmental laws, or which seeks penalties, damages, injunctive relief, or criminal sanctions related to alleged violations of such Laws, or which claims personal injury or property damage to any Person as a result of environmental factors or conditions, in each case to the extent such communication relates to any of the Collateral or to matters that could reasonably be deemed to constitute a Material Adverse Effect; and

(10)                            Other Information. Such other information regarding the condition or operations, financial or otherwise, of Borrower or any Guarantor as Lender may, from time to time, reasonably request.

(h)                           Insurance. At Borrower’s sole cost and expense, maintain, with financially sound and reputable insurers, insurance providing for the following types of coverages in at least the following amounts: (i) ”All Risk” physical damage insurance on all of Borrower’s tangible real and personal property and assets, including volcanic activity (but not eruption) coverage; (ii) comprehensive general liability insurance on an “occurrence basis” against claims for personal injury, bodily injury and property damage with a minimum limit of One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate, which coverage shall include premises/operations, broad form contractual liability, underground, explosion and collapse hazard, independent contractors, broad form property coverage, products and completed operations liability; (iii) with respect to worker’s compensation insurance, either self-insurance through reserves in excess of the minimum required amounts, or commercial insurance within the applicable statutory limits, in either case which includes coverage for employee’s occupational disease and employer’s liability within such legal amounts or limits; (iv) automobile liability insurance for all owned, non-owned or hired automobiles against claims for personal injury, bodily injury, and property damage with a minimum combined single limit of One Million Dollars ($1,000,000) per occurrence; and (v) umbrella insurance of Fifty Million Dollars ($50,000,000) per occurrence and Fifty Million Dollars ($50,000,000) in the aggregate.

All of such policies shall at all times remain in full force and effect and in form and with insurers recognized as adequate by Lender, and provide coverage of such risks and for such amounts as are customarily maintained for businesses of the scope and size of Borrower’s and Guarantor’s and as otherwise acceptable to Lender. Lender reserves the right at any time, upon a review of Borrower’s and Guarantors’ risk profile, to require additional forms and limits of insurance. Borrower shall, if requested by Lender, provide Lender with a report of Borrower’s insurance broker concerning Borrower’s and Guarantors’ insurance policies.

12.                                 Negative Covenants. Unless otherwise agreed to in writing by Lender, while this Agreement is in effect, Borrower will not, and will not permit any Guarantor to:

(a)                                  Mergers, Acquisitions, Etc.

(1)                                  Merge or consolidate with any other entity, or commence operations under any other name.

(2)                                  Without the prior, written consent of Lender, (i) acquire all or substantially all of the assets of any Person or entity, (ii) form or create any new Subsidiary or Affiliate, or (iii) enter into any business venture, including any joint venture, partnership, or limited liability company other than in the ordinary course of business, as conducted on the Closing Date; provided, that Lender’s consent to any of the foregoing shall not be unreasonably withheld.

(b)                                 Transfer of Assets. Sell, transfer, lease, or otherwise dispose of any of its assets, except (i) in the ordinary course of Borrower’s or such Guarantor’s business (including dispositions of real property, other than Collateral, held for investment), (ii) transactions outside the ordinary course of Borrower’s or such Guarantor’s business, but only to the extent that the aggregate amount of all assets involved in such transactions from and after the date of this Agreement have a fair market value of less than Five Million Dollars ($5,000,000), (iii) disposal of worn-out or obsolete assets, (iv) disposal of equipment that is being replaced by equipment having a similar value and serving a similar function, (v) transfers between Borrower and any Guarantor or between any Guarantors of assets other than the Collateral, but only to the extent that the aggregate amount of all assets involved in such transfers during any Fiscal Year have a fair marked value of less than One Million Dollars ($1,000,000), (vi) transfers to Subsidiaries of Borrower that are specifically identified on the Disclosure Schedule, and (vii) other transfers, excluding transfers of Collateral, to the extent that the greater of (x) the aggregate book value of such transferred assets, or (y) the fair market value of such transferred assets, is less than fifteen percent (15%) of the total book value of Borrower’s assets (net of reserves), on a consolidated basis; provided, that any transfer of assets under clause (vii) in excess of such fifteen percent (15%) level is permitted if the proceeds of such sale are used, within 180 days of such sale either (I) to acquire assets of a similar type and of equal or greater value, or (II) to reduce Consolidated Indebtedness; and provided, further, that each such transaction referred to in clauses (i) through (vii) above shall be at arm’s length and for fair market value.  Notwithstanding the foregoing, the provisions of this Section 12(b) shall not apply to (A) the transfer of the land beneath the Kapalua Bay Hotel, the adjacent parking lot and the Kapalua Bay shops to a joint venture with Marriott International and Exclusive Resorts for the purpose of redeveloping the property, or (B) the transfer of any of the assets listed on Schedule 12(b) attached hereto.

(c)                                  Change in Business. Engage in any business activities or operations substantially different from or unrelated to Borrower’s or such Guarantor’s present business activities or operations.

(d)                                 Liens. Create or permit any Lien on any Collateral except for Permitted Encumbrances.

(e)                                  Capital Expenditures. Make Capital Expenditures in excess of Forty Million Dollars ($40,000,000) in any given Fiscal Year commencing with Fiscal Year 2005.

(f)                                    Investments. Make any investment in or loan to any person, other than: (i) cash and Cash Equivalents; (ii) loans to wholly-owned Subsidiaries; (iii) loans to employees, so long as any such loan in excess of Two Hundred Fifty Thousand Dollars ($250,000) is disclosed to and approved by Lender; (iv) loans to Affiliates, subject to the limitations set forth in Section 12(h); (v) existing investments set forth in the Disclosure Schedule; and (vi) Investments to acquire the assets of any Person, form or create any Subsidiary or Affiliate, or enter into any business venture, in each case that is related to Borrower’s core businesses as of the date of this Agreement.

(g)                                 Restricted Payments. Make any Restricted Payments unless each and every one of the following conditions has been fulfilled: (i) no Default or Event of Default then exists or has occurred within the twelve (12) month period preceding the making of such Restricted Payment, nor shall a Default or Event of Default occur from the making of such Restricted Payment, (ii) the amount of the Restricted Payment, together with the aggregate amount of all other Restricted Payments made during any Fiscal Year, shall not exceed the lesser of (x) fifty percent (50%) of Borrower’s Consolidated Net Income for the immediately preceding Fiscal Year, or (y) seventy-five percent (75%) of Borrower’s Consolidated Net Cash Flow for such immediately preceding Fiscal Year.

(h)           Transactions with Affiliates. Enter into any transaction or arrangement with any Affiliate, or permit any Subsidiary to enter into any transaction. or arrangement with any Affiliate of it (including the purchase from, sale to, or exchange of. property with, or the rendering of any service by or for any Affiliate), that is not entered into in the ordinary course of business and upon fair and reasonable terms that are no less favorable to Borrower or such Subsidiary than would be obtained in a comparable arms-length transaction with a Person not an Affiliate, other than (i) any transaction between Borrower and any Guarantor, or (ii) any transaction between Borrower and any Subsidiary entered into in the ordinary course of Borrower’s business for interest-free loans to Borrower as part of Borrower’s customary cash-management practices.

(i)                                     Financial Covenants.

(1)                                  Minimum Net Worth. Borrower shall not permit its Consolidated  Net Worth, as of the last day of the Fiscal Quarter ending June 30, 2005 to be less than the sum of Sixty Six Million Dollars ($66,000,000) and for each Fiscal Quarter thereafter,  to be less than the sum of (i) Sixty Six Million Dollars ($66,000,000), plus  fifty percent (50%) of the aggregate amount of Borrower’s Consolidated Net Income, to the extent positive, for Fiscal Year 2005 and each Fiscal Year thereafter (on a cumulative basis).

(2)                                  Funded Debt to Capitalization. Borrower shall not permit Consolidated Funded Debt to exceed fifty-five percent (55%) of Consolidated Total Capitalization.

(3)                                  Interest Coverage Ratio. Borrower shall not permit its Interest Coverage Ratio to be less than 2.50:1 for any Fiscal Year

(j)                                     Indebtedness. Incur any Indebtedness if after such Indebtedness is incurred the aggregate amount of all such Indebtedness of the Borrower and its Subsidiaries shall exceed One Hundred Twenty-Two Million Dollars ($122,000,000).

13.                                 Events of Default. Each of the following shall constitute an “Event of Default” hereunder:

(a)                                  Payment Default. Failure by Borrower to make any payment of principal or interest required to be made under this Agreement within three (3) days of the date when due, or failure to pay any other amount owed to Lender hereunder on the date when due.

(b)                                 Representations and Warranties. Any representation or warranty made by Borrower herein or in any agreement, certificate, or document related hereto or furnished in connection herewith, or by any Guarantor in any Guaranty Agreement or in any agreement, certificate, or document related to such Guaranty Agreement, shall prove to have been false or misleading in any material respect on or as of the date made.

(c)                                  Other Covenants and Agreements. Borrower fails to perform or comply with any covenant or agreement contained in this Agreement (other than those referred to in Section 13(a)) or any Guarantor fails to perform or comply with any covenant or agreement contained in any Guaranty Agreement; provided, that if such failure is by its nature capable of being cured, then such failure shall not become an Event of Default unless such failure remains uncured for fifteen (15) days.

(d)                                 Other Indebtedness. Borrower or any Guarantor shall fail to pay when due any Consolidated Indebtedness for borrowed money or any other event occurs which, under any agreement or instrument relating to such Consolidated Indebtedness, has the effect of accelerating or permitting the acceleration of such Consolidated Indebtedness, whether or not such Consolidated Indebtedness is actually accelerated.

(e)                                  Judgments. A judgment, decree, or order for the payment of money in excess of One Million Dollars ($1,000,000) shall be rendered against Borrower or any Guarantor, the amount of which judgment, decree, or order is not subject to undisputed insurance coverage, and either: (i) enforcement proceedings shall have been commenced; or (ii) such judgment, decree, or order shall continue unsatisfied and in effect for a period of twenty (20) consecutive days without being vacated, discharged, satisfied, or stayed pending appeal.

(f)                                    Insolvency, Etc. Borrower or any Guarantor: (i) shall become insolvent or shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they come due; or (ii) shall suspend its business operations or a material part thereof or make an assignment for the benefit of creditors; or (iii) shall apply for, consent to, or acquiesce in the appointment of a trustee, receiver, or custodian for it or any of its property; or (iv) shall commence or have commenced against it any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction.

(g)                                 Material Adverse Change. Any material adverse change occurs, as reasonably determined by Lender, in Borrower’s ability to perform its obligations under this Agreement.

14.                                 Remedies Upon Events of Default. Upon the occurrence of and during the continuance of each and every Event of Default:

(a)                                  Termination of Rights; Acceleration. Lender may, without notice to Borrower, declare the entire unpaid principal balance under this Agreement, all accrued interest thereon and all other amounts payable under this Agreement, to be immediately due and payable. Upon such a declaration, the unpaid principal balance under this Agreement and all such other amounts shall become immediately due and payable, without protest, presentment, demand, or further notice of any kind, all of which are hereby expressly waived by Borrower.

(b)                                 Enforcement. Lender may proceed to protect, exercise, and enforce such rights and remedies against Borrower and against the Collateral as may be provided by this Agreement, by any Guaranty Agreement, by any Other Document, or under law, each and every one of such rights and remedies shall be cumulative and may be exercised from time to time, and no failure on the part of Lender to exercise, and no delay in exercising, any right or remedy shall operate as a waiver thereof, or the exercise of any other right. Without limiting the foregoing, Lender may, as provided in the Farm Credit Act of 1971, as amended, retire and cancel all or any portion of Borrower’s stock or other equities in Lender and apply the proceeds thereof against Borrower’s indebtedness to Lender. In addition, Lender may hold, set off, sell, and/or apply against Borrower’s indebtedness any and all cash, accounts, securities, instruments, documents, or other property in Lender’s possession or under its control. If, at the conclusion of any foreclosure or collection of any Collateral, the proceeds of such foreclosure or collection are insufficient to pay and discharge the Obligations in full, then Borrower shall remain liable for the full amount of the remaining Obligations, and Lender shall have all legal rights, remedies, and recourse against Borrower and any remaining Collateral for such remaining Obligations.

(c)                                  Application of Funds. All amounts received by Lender shall be applied to amounts owing under this Agreement in such order and manner as Lender may in its sole discretion elect.

15.                                 Indemnity. Borrower shall indemnify and hold harmless each of Lender and its Affiliates, and each such Person’s respective officers, directors, employees, attorneys, agents and representatives (each, an “Indemnified Person”), from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys’ fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith, including any and all Environmental Liabilities and legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, “Indemnified Liabilities”); provided, that Borrower shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person’s gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction.

16.                                 Complete Agreement; Amendments. This Agreement and all documents and instruments contemplated hereby are intended by the parties to be a complete and final expression of their agreement.  No amendment, modification, or waiver of any provision hereof or thereof, nor any consent to any departure of Borrower herefrom or therefrom, shall be effective unless approved by Lender and contained in a writing signed by or on behalf of Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  This Agreement amends and restates, in its entirety, the Term Loan Agreement.

17.                                 Counterparts; Effectiveness. This Agreement may be executed in any number of separate counterparts, each or which shall collectively and separately constitute one agreement. This Agreement shall become effective upon execution by each party and delivery to the other parties of either an executed original of the signature pages hereof or of a facsimile of such executed original of the signature pages hereof.

18.                                 Applicable Law. Except to the extent governed by applicable federal law, this Agreement shall be governed and construed in accordance with the laws of the State of California, without reference to choice of law doctrine.

19.                                 MUTUAL WAIVER OF JURY TRIAL. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, OR TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THE PARTIES.

20.                                 Notices. All notices hereunder shall be in writing and shall be deemed to be duly given upon delivery, if personally delivered, delivered by messenger service, or sent by telegram or facsimile transmission, or three (3) days after mailing if sent by express, certified or registered mail, to the parties at the following addresses (or such other address for a party as shall be specified by like notice):

If to Lender as follows:

American AgCredit, FLCA

5560 South Broadway

Eureka, CA 95503

Attn: Account Officer — Maui Land & Pineapple

Fax No.: (707) 442-1268

and to

American AgCredit, FLCA

200 Concourse Blvd.

Santa Rosa, CA 95403

P.O. Box 1330

Santa Rosa, CA 95402

Attn: Account Officer — Maui Land & Pineapple

Fax No.: (707) 545-7200

If to Borrower, as follows;

Maui Land & Pineapple Company, Inc.

PO Box 187

Kahului, Hawaii 96732-0187

Attn: Executive Vice President-Finance

Fax No.: (808) 871-0953

21.                                 Costs and Expenses. Borrower shall pay all costs incurred by Lender, including reasonable attorneys fees, in connection with the preparation for, negotiation of, and documentation of this Agreement, the Other Documents, and any Guaranty Agreement. If in the future Lender shall employ the services of legal counsel or any other professional or any third party in connection with (i) any request made by Borrower to Lender for a modification, amendment, waiver, or consent in connection with this Agreement, any Other Document, or any Guaranty Agreement, (ii) rendering advice or other services to Lender regarding Lender’s rights or obligations under this Agreement or any Other Document or any Guaranty Agreement, whether or not an Event of Default has occurred, (iii) representing the interests of Lender in any judicial or nonjudicial action, suit or proceeding instituted by Lender or any other Person connected with or related to or with reference to the Loan or to reclaim, seek relief from a judicial or statutory stay, sequester, protect, preserve or enforce Lender’s interests, then in such event Borrower promises to pay reasonable attorney’s fees and reasonable costs and expenses incurred by Lender and/or its attorney in connection with the above-mentioned events. Such amounts shall be payable upon demand.

22.                                 Effectiveness; Severability. This Agreement shall continue in effect until all indebtedness and obligations of Borrower hereunder shall have been repaid and all commitments of Lender hereunder have terminated. Any provision of this Agreement or of any instrument or document contemplated hereby which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof.

23.                                 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns except that Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of Lender. Lender may assign all or any portion of its obligations under this Agreement without prior notice to Borrower and such assignment shall relieve Lender of any future obligations hereunder. Lender may grant or sell participation interests in its interests under this Agreement without notice to Borrower.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date shown above.

BORROWER:

MAUI LAND & PINEAPPLE COMPANY, INC., a Hawaii corporation

By:	/S/ FRED W. RICKERT
Title:	Vice President/Chief Financial Officer

By:	/S/ ADELE H. SUMIDA
Title:	Controller & Secretary

LENDER:

AMERICAN AGCREDIT, successor in interest to Pacific Coast Farm Credit Services, ACA

By:	/S/ SEAN P. O’DAY
Sean P. O’Day, Regional Vice-President

GUARANTORS:

The undersigned Guarantors hereby consent to, ratify and approve the terms, covenants, conditions and provisions of the foregoing Agreement and agree that the guaranty(ies) executed by them shall be extended to include the obligations of the Borrower under the Term Loan Agreement as amended and restated by this Agreement.

KAPALUA LAND COMPANY, LTD., a Hawaii corporation

By:	/S/ FRED W. RICKERT	/S/ ADELE H. SUMIDA
Title:	Vice President/Chief Financial Officer	Controller & Secretary

MAUI PINEAPPLE COMPANY, LTD., a Hawaii corporation

By:	/S/ FRED W. RICKERT	/S/ ADELE H. SUMIDA
Title:	Vice President/Chief Financial Officer	Controller & Secretary